Business Development Solutions, Inc.
         c/o Shixin Enterprise Application Software (Shanghai) Co., Ltd.
                             28/F., Citigroup Tower
                         33 Huanyuanshiqiao Road, Pudong
                   Shanghai, People's Republic of China 200120



                                         August 8, 2006


By EDGAR Transmission and by Hand Delivery

Tia L. Jenkins  Senior  Assistant  Chief  Accountant  Office of Emerging  Growth
Companies  Division  of  Corporation   Finance  U.S.   Securities  and  Exchange
Commission 100 F Street, N.E. Washington, D.C. 20549

         Re:      Business Development Solutions, Inc.
                  Form 10-KSB for the year ended December 31, 2005
                  Filed March 30, 2006
                  Form 10-QSB for the quarterly period ended March 31, 2006 Filed May 16, 2006
                  File Nos. 0-32433

Dear Ms. Jenkins:

      On behalf of Business Development Solutions, Inc. (BDS or the Company), we hereby submit BDS' responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff's letter, dated July 14, 2006, providing the Staff's comments with respect to the above referenced annual report on Form 10-KSB (the 10-KSB) and quarterly report on Form 10-QSB (the 10-QSB).

      For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of BDS. References in this letter to "we", "us" and "our" refer to BDS unless the context indicates otherwise.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-3

1. The audit opinion does not appear to include the year ending December 31, 2004 in its introductory or opinion paragraph. As another auditor performed the audit of the prior period, it appears the current auditors may be placing reliance on the former auditor's work. Accordingly, please revise to provide the report of the former auditor in your Form 10-KSB as of December, 31 2005, as required by Rule 2-05 of Regulation S-X. Alternatively, if your current auditors re-audited the prior period, please provide a revised report to include the former period in the introductory and opinion paragraphs of your current audit report.

Response: We have revised the 10-KSB to include the audit report and consent of Lazar Levine & Felix LLP, the auditor of the prior period.

Item 8A - Controls and Procedures, page 20

2. We note your President and Chief Financial Officer evaluation of the effectiveness of your disclosure controls and procedures "[w]ithin 90 days of the filing" of the Form 10-KSB. Note the evaluation date for disclosure controls and procedures is required "as of the end of the period" covered by the report. Please revise your disclosure in accordance with Item 307 of Regulation S-B.

Response: We have revised the 10-KSB to reflect that our disclosure controls and procedures were evaluated as of December 31, 2005.


3. We note your President and Chief Financial Officer, Mr. Chui, concluded your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file under the Exchange Act is "recorded, processed, summarized and reported within the time period[s] specified in the Securities and Exchange Commission's rules and forms." Revise to clarify, if true, that Mr. Chui concluded your disclosure controls and procedures are also effective to ensure that such information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: We have revised the 10-KSB to reflect that our disclosure controls and procedures were evaluated to ensure that information required to be disclosed to the Commission is accumulated and communicated to our management, to allow timely decisions regarding required disclosure.


4. Please refer to the last paragraph of your Item 8A disclosure and revise to provide the information required by Item 308(c) of Regulation S-B.

      Response: We have revised the 10-KSB to reflect that there were no changes in our internal control over financial reporting identified in connection with the evaluation performed that occurred during the fiscal quarter covered by this report that has materially affected or is reasonably
      likely  to  materially   affect,   our  internal  control  over  financial
      reporting.


Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 3 - Controls and Procedures, page 14

5. Please revise the Form 10-QSB to address our first two comments under Item 8A above. In addition, we note your disclosure regarding the participation of your former officer Mr. Chen, whose resignation became effective January 10, 2006, as reported in Form 8-K filed January 11, 2006. Please revise your disclosure to remove reference to Mr. Chen or explain to us your reason for referencing Mr. Chen in this disclosure.

Response:

(a) We have revised the 10-QSB to reflect that our disclosure controls and procedures were evaluated as of March 31, 2006 and that our disclosure controls and procedures were evaluated to ensure that information required to be disclosed to the Commission is accumulated and communicated to our management, to allow timely decisions regarding required disclosure.

(b) We revised the 10-QSB to reflect that our Chief Executive Officer and Chief Financial Officer evaluated our disclosure controls and procedures. The reference to Mr. Cheng Chen, our former Chief Executive Officer, was inadvertent and has been removed.

      As requested in the Staff's comment letter, we hereby inform you that we acknowledge and agree that:

      - BDS is responsible for the adequacy and accuracy of the disclosures in the filings.

      - The Commission's comments or changes to disclosures in response to BDS' comments do not foreclose the Commission from taking any action on the filings.

      - BDS may not assert the Commission's comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.



                            [Signature Page Follows]

      If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

                                    Sincerely,

                                    BUSINESS DEVELOPMENT SOLUTIONS, INC.

                                    By: /s/ Shu Keung Chui
                                        -------------------------
                                    Shu Keung Chui
                                    Chief Executive Officer & Chief Financial
                                    Officer